U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Waters                          Richard                 D.
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   (Last)                           (First)             (Middle)
c/o Chase Capital Partners
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                        New York                10020
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   (City)                           (State)              (Zip)

NuCo2, Inc.  ("NUCO")
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2.   Issuer Name and Ticker or Trading Symbol



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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


May 2000
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4.   Statement for Month/Year



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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                      10.
                                                                                                            9.        Owner-
                                                                                                            Number    ship
                                                                                                            of        Form
                    2.                                                                                      Deriv-    of
                    Conver-                    5.                                7.                         ative     Deriv-  11.
                    sion                       Number of                         Title and Amount           Secur-    ative  Nature
                    or                         Derivative    6.                  of Underlying      8.       ities    Secur- of
                    Exer-             4.       Securities    Date                Securities         Price    Bene-    ity:   In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and     (Instr. 3 and 4)   of       ficially Direct direct
                    Price    Trans-   action   or Disposed   Expiration Date     ----------------   Deriv-   Owned    (D) or Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount     ative    at End   In-    ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or         Secur-   of       direct Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number     ity      Month    (I)    ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of         (Instr.  (Instr.  (Instr.(Instr.
(Instr. 3)          ity      Year)    Code  V   (A)   (D)    cisable  Date       Title   Shares      5)       4)       4)      4)
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
Options (right
to purchase)                                                                      Common
(FN 1)              $7.25    N/A      N/A  N/A  N/A     N/A   (FN 2)    10/02/09  Stock     6,000      N/A      6,000     D
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                                                                                  Common
Warrants            $6.65    N/A      N/A  N/A  N/A     N/A   Immed.    10/31/04  Stock     327,869    N/A      651,042    I  (FN 3)
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                                                                                  Common
Warrants            $6.65    N/A      N/A  N/A  N/A     N/A   Immed.    10/31/05  Stock     323,173    N/A      651,042    I  (FN 3)
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Convertible
Preferred                                                                         Common
Stock               $9.47    5/15/00  P    N/A  527,983.10    Immed.  N/A         Stock     527,983.10 N/A      527,983.10 I  (FN 3)
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
Explanation of Responses:

(1) The option was granted to the reporting person. As a partner of the General Partner of Chase Capital Investments, LP ("CCI"), Mr. Waters is contractually obligated to exercise the option at the request of, and to transfer any shares issued under the stock option to, CCI.

(2) One-third of the number of shares subject to the option are exercisable commencing on October 20, 2000, one-third of the number of shares subject to the option are exercisable commencing on October 20, 2001 and the final one-third of the number of shares subject to the option are exercisable commencing on October 20, 2002.

(3) Prior to May 12, 2000, these securities were owned by Chase Equity Associates, LP ("CEA, LP"), which became a limited liability company as of January 1, 2000, and reverted to a limited partnership form of organization as of March 13, 2000. On May 12, 2000, CEA, LP transferred the warrants to its affiliate, CCI. The reporting person is a partner of Chase Capital Partners ("CCP"), the general partner of CEA, LP and CCI.
     The actual pro rata portion of the beneficial ownership of the Issuer's securities that may be deemed to be attributable to the reporting person as a partner of CCP is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within CCP and CCI. The reporting person disclaims beneficial ownership of the securities to the extent it exceeds his pecuniary interest therein.


/s/  Richard D. Waters                                       6/9/00
---------------------------------------------            -----------------------
     Richard D. Waters                                       Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.